Exhibit 4.4

FIRST AMENDMENT TO

CI&T INC.

2nd STOCK OPTION PLAN

The CI&T Inc. 2nd Stock Option Plan, effective as of June 9, 2022 (the “2nd Plan”), is hereby amended as of December 12, 2025 as set forth below.

WHEREAS, CI&T Inc., a Cayman Islands exempted company (the “Company”) maintains the 2nd Plan, which was previously adopted by the Board of Directors of the Company (the “Board”);

WHEREAS, the Board believes that the number of Class A common shares of the Company (each, a “Share”) remaining available for issuance under the 2nd Plan has become insufficient for the Company's anticipated future needs under the 2nd Plan;

WHEREAS, the Board has determined that it is in the best interests of the Company to amend the 2nd Plan, with immediate effect, to increase the aggregate number of Shares available for issuance under the 2nd Plan;

WHEREAS, Section 12.3 of the 2nd Plan provides that the Board or the Committee (as defined in the 2nd Plan) may amend the 2nd Plan at any time, subject to certain conditions set forth therein; and

WHEREAS, this amendment (the “First Amendment”) will become effective upon approval by the Board.

NOW, THEREFORE, the 2nd Plan is hereby amended as follows:

1.	Section 6.1 shall be deleted in its entirety and replaced with the following:

“Number of Shares Included in the 2nd Plan. Each Option shall entitle the Participant to acquire one (1) Class A common share issued by the Company (“Share”), with due regard to the terms and conditions established in the respective Option Agreement. Options that may be granted under this 2nd Plan shall confer rights over a number of Shares that shall not exceed, at any time, the maximum and cumulative amount of seven million, one hundred and fourteen thousand, six hundred and twenty-eight (7,114,628) class A common shares of the Company. The limit of Options that may be granted under this 2nd Plan shall be considered together with the shares and/or options granted by the Company under the Amended and Restated 2022 U.S. Equity Incentive Plan, effective May 31, 2022, provided that the shares and/or options granted under the Amended and Restated 2022 U.S. Equity Incentive Plan will have the effect of reducing the number of options available for grant under this 2nd Plan, subject to the total limit.”

Except as set forth above, the 2nd Plan is hereby ratified and affirmed in all respects.

/s/ Cesar Nivaldo Gon
Name: Cesar Nivaldo Gon
Title: Chief Executive Officer

/s/ Stanley Rodrigues
Name: Stanley Rodrigues
Title: Chief Financial Officer